Exhibit 99.1

Taseko Mines Announces Senior Management Appointments

November 20, 2023, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") is pleased to announce the following executive management appointments. Richard Tremblay, MBA, P.Eng., has been appointed Chief Operating Officer, and Terry Morris, P.Eng., has joined Taseko as Vice President, Operations.

Richard joined Taseko in 2014 as General Manager of the Gibraltar Mine before transitioning to the corporate leadership team where he has been acting as Senior Vice President, Operations in recent years. Richard has over 30 years of mining industry experience focussed on large-scale open pit mining operations and mineral processing. He has been instrumental in the development of the Florence Copper Project, including the successful permitting process and technical de-risking of the project. Richard will continue to have responsibility for all of Taseko’s operations and project development activities.

Terry Morris is a mining engineer with nearly 20 years of experience in mining operations management, mine planning, and regulatory compliance. Terry was most recently with Barrick Gold in mine management roles at Pueblo Viejo in the Dominican Republic, and the Turquoise Ridge and Phoenix mines in Nevada, USA. He previously held senior operating and management roles with Peabody Australia, Westmoreland Coal and Teck Resources.

Stuart McDonald, President and CEO of Taseko, commented, “These changes to our senior operating team provide additional management capacity to support our growth plan and strategy of becoming a North America focused, multi-asset copper producer. Our recent successful permitting and financing milestones are significant steps towards realizing the full value of our Florence Copper project, which is now transitioning into the construction phase, with commercial operations expected in 2025.”

For further information on Taseko, see the Company’s website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
•	changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
•	uncertainties about the continuing impact of the novel coronavirus (“COVID-19”) and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including rising inflation levels and in particular with respect to the demand for copper and other metals we produce;
•	inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
•	uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
•	the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
•	uncertainties related to the feasibility study for Florence copper project (the “Florence Copper Project” or “Florence Copper”) that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects;
•	the risk that the results from our operations of the Florence Copper production test facility (“PTF”) and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
•	uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
•	the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
•	the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition, particularly in respect to Florence Copper that requires one key regulatory permit from the U.S. Environmental Protection Agency (“EPA”) in order to advance to commercial operations;
•	our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction once the final permit is received from the EPA;
•	uncertainties related to First Nations claims and consultation issues;
•	our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;

•	our dependence solely on our 87.5% interest in Gibraltar (as defined below) for revenues and operating cashflows;
•	our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
•	environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
•	litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
•	our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
•	our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project;
•	the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
•	our reliance upon key management and operating personnel;
•	the competitive environment in which we operate;
•	the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;
•	the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.

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